15 September 2006

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**September 2006**	**June 2006**
Outstanding current balance of mortgages	£496,091,552	£538,942,601
Number of mortgages	5,403	5,815
Average loan balance	£91,818	£92,681
Average LTV	64.45%	65.02%
Arrears:		
1 month +	0.20%	0.48%
3 months +	0.11%	0.22%
12 months +	0.06%	0.03%



Contacts :


06017113

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Bradford & Bingley plc.

8 September 2006
END

BRADFORD & BINGLEY PLC

13 September 2006

For immediate release

NOTIFICATION OF PUBLICATION OF SUPPLEMENTARY OFFERING CIRCULAR

The following Supplementary Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Circular dated 13 September 2006 relating to a US$20,000,000,000 Medium Term Note Programme with Bradford & Bingley plc as issuer.

In addition, a copy of the Supplementary Offering Circular (together with the information incorporated therein by reference) has been filed with, and is available for viewing at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Offering Circular you must ascertain from the Supplementary Offering Circular whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account of US persons (as defined in Regulation S under the Securities Act).

Your right to access this service is conditional upon complying with the above requirement.

To view the full document, please paste the following URL into the address bar of your browser.

[RNS will insert the URL of your PDF prospectus]

For further information, please contact:

Bradford & Bingley plc

Croft Road
Crossflatts
Bingley
West Yorkshire BD16 2UA

END

SUPPLEMENTARY OFFERING CIRCULAR DATED 13 SEPTEMBER 2006 TO THE OFFERING CIRCULAR DATED 5 JULY 2006

BRADFORD & BINGLEY PLC

(Incorporated in England and Wales under the Companies Act 1985 as a public limited company with registered number 3938288)

U.S.$20,000,000,000
Medium Term Note Programme

This Supplementary Offering Circular (the "**Supplementary Offering Circular**" which definition shall also include all information incorporated by reference herein) constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the "**Act**") and Article 16 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and has been prepared by the Issuer for use in connection with Notes issued from time to time under the above-mentioned US$20,000,000,000 Medium Note Programme (the "**Programme**") established by Bradford & Bingley plc (the "**Issuer**"). An Offering Circular dated 5 July 2006 (the "**Offering Circular**") has been prepared by the Issuer and approved as a base prospectus for the purposes of Article 5.4 of the Prospectus Directive by the Financial Services Authority in its capacity as competent authority under the Act (the "**UK Listing Authority**"), for use in connection with the issue of the Notes. This Supplementary Offering Circular supplements, updates and forms part of the Offering Circular and should be read in conjunction therewith, together with any other supplements to the Offering Circular.

Terms defined in the Offering Circular have the same meaning when used in this Supplementary Offering Circular.

On 27 July 2006, the Issuer published its Interim Financial Report containing its consolidated financial statements for the six months ended 30 June 2006 together with the notes thereon and independent review report prepared in connection therewith (the "**Interim Financial Report**") and which has been filed with the UK Listing Authority. The Interim Financial Report is hereby incorporated in, and forms part of this Supplementary Offering Circular and the Offering Circular. This Supplementary Offering Circular and the Offering Circular are to be read in conjunction with all documents which are incorporated herein and therein by reference.

The Issuer (the Responsible Person for the purposes of the Prospectus Directive) accepts responsibility for the information contained in this Supplementary Offering Circular. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplementary Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of all documents or information incorporated by reference in this Supplementary Offering Circular and the Offering Circular can be obtained from Issuer as described in the Offering Circular.

To the extent that there is any inconsistency between (a) any statement in this Supplementary Offering Circular or any statement incorporated by reference into the Offering Circular by this

Supplementary Offering Circular and (b) any other statement in or incorporated in the Offering Circular prior to the date of this Supplementary Offering Circular, the statements in (a) above will prevail.

Save as disclosed in this Supplementary Offering Circular and any supplement previously issued by the Issuer, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Offering Circular which is capable of affecting the assessment of Notes issued under the Programme since the publication of the Offering Circular.